FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc
Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 17 April  2015, of changes in the interests of the following Person Discharging Managerial Responsibilities, following increases in their actual interests in American Depositary Shares (ADSs), at a price of $47.60 per ADS, following the re-investment of dividends paid on ADSs held in the vested portion of the GSK 2009 Deferred Annual Bonus Plan Post-Tax awards.

PDMR	ADSs
Mr W C Louv	36.92

V A Whyte
Company Secretary

20 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 20, 2015

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc